Exhibit 4.4

AMENDMENT

TO THE

CNET, INC. AMENDED AND RESTATED

1997 STOCK OPTION PLAN

Pursuant to the authority reserved to the Compensation Committee of the Board of Directors (the “Committee”) of CNET Networks, Inc. (the “Company”), a Delaware corporation, under Section 18(a) of the CNET, Inc. Amended and Restated 1997 Stock Option Plan (the “Plan”), the Committee hereby amends the Plan as follows.

1.        Effective as of March 14, 2007, the definition of “Fair Market Value”, as set forth in Section 2 of the Plan, shall be amended in to read in its entirety as follows:

“Fair Market Value” means, as of any date, the value of a share of Common Stock determined as follows:

(i)        If the Common Stock is listed on any established stock exchange or a national market system, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for such date, or if no bids or sales were reported for such date, then the closing sales price (or the closing bid, if no sales were reported) on the trading date immediately prior to such date during which a bid or sale occurred, in each case, as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable;

(ii)        If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, its Fair Market Value shall be the mean of the closing bid and asked prices for the Common Stock on such date, or if no closing bid and asked prices were reported for such date, the date immediately prior to such date during which closing bid and asked prices were quoted for the Common Stock, in each case, as reported in The Wall Street Journal or such other source as the Board or the Committee deems reliable; or

(iii)        In the absence of an established market for the Common Stock, the Fair Market Value thereof shall be determined in good faith by the Board or the Committee.

2.        Effective as of March 14, 2007, the first sentence of Section 18(a) shall be amended in its entirety to read as follows:

“The Plan shall be administered by either (i) the Board, or (ii) the Compensation Committee of the Board or such other committee of the Board comprised solely of two or more Outside Directors appointed by the Board (the “Committee”).”

3.        Effective as of March 14, 2007, Section 18 shall be amended to incorporate a new subsection following Section 18(d), to read in its entirety as follows:

“(e)        The Board or the Committee may, but need not, delegate from time to time some or all of its authority to grant Options under the Plan to a committee consisting of one or more members of the Board or the Committee or of one or more officers of the Corporation; provided, however, that neither the Board nor the Committee may delegate its authority to grant Options to individual who are (a) Insiders on the Date of Grant, (b) designated by the Board or the Committee as a key Employee whose compensation for the fiscal year in which the key Employee is so designated or a future fiscal year may be subject to the limit on deductible compensation imposed by Section 162(m) of the Code, or (c) officers of the Corporation who are delegated authority by the Board or the Committee hereunder. Any delegation hereunder shall be subject to the restrictions and limits that the Board or the Committee, as the case may be, specifies at the time of such delegation of authority and may be rescinded at any time by the Board or the Committee. At all times, any committee appointed under this Section 18(e) shall serve in such capacity at the pleasure of the Board and the Committee.”

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Executed on March 14, 2007.

CNET NETWORKS, INC.

By:	/s/ George Mazzotta

Title:	Chief Financial Officer